[Reference Translation]
February 22, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Regarding Receipt of Subpoenas from the Federal Grand Jury and the United States Securities and Exchange Commission

On February 8, 2010 (Local time), a federal grand jury in the Southern District of New York issued a subpoena that requested Toyota and its subsidiaries to produce certain documents related to unintended acceleration of Toyota vehicles and the braking system of the Prius.  On February 19, 2010 (Local time), Toyota Motor Corporation (“TMC”) and Toyota Motor Sales, U.S.A., Inc. (“TMS”), received a voluntary request and a subpoena, respectively, from the Los Angeles office of the United States Securities and Exchange Commission, seeking production of certain documents including those related to unintended acceleration of Toyota vehicles and the company's disclosure policies and practices.  TMC and TMS intend to cooperate with the investigations, and are currently preparing their responses thereto.